Exhibit 99.3

MOBILEYE N.V.
HAR HOTZVIM, 13 HARTOM STREET
P.O. BOX 45157
JERUSALEM 9777513
ISRAEL
(THE "COMPANY")

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information prior to 11:59 A.M. United States Eastern Time on June 12, 2017. Have the proxy materials that you have received in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE SHAREHOLDER MEETING MATERIALS
If you would like to reduce the costs incurred by our Company in mailing proxy materials, you can consent to receiving all future shareholder meeting materials electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - +1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions prior to 11:59 A.M. United States Eastern Time on June 12, 2017. Have the proxy materials that you have received in hand when you call and then follow the instructions.

VOTE BY MAIL
Please mark, sign and date your proxy card and return it in the postage-paid (when mailed in the United States) envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717, U.S.A. in a separate envelope, postage prepaid. Proxy cards must be received by Broadridge, by no later than 11:59 A.M. United States Eastern Time on June 12, 2017.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E29963-P93737 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

MOBILEYE N.V.

		For	Against	Abstain
1.	To approve the sale of all or substantially all of the Company's assets and business to Cyclops Holdings, LLC (the "**Purchaser**"), and the assumption by the Purchaser of all or substantially all of the Company's liabilities, after the consummation of the pending tender offer (the "**Offer**") by the Purchaser (the "**Offer Closing**");	☐	☐	☐
2.	To liquidate the Company, after the Offer Closing; to appoint Stichting Vereffening Mobileye as liquidator of the Company; and to approve the compensation of the liquidator;	☐	☐	☐
3.	To convert the Company from an N.V. (*naamloze vennootschap*) to a B.V. (*besloten vennootschap met beperkte aansprakelijkheid*), after the Offer Closing;	☐	☐	☐
4.	To amend the Articles of Association of the Company (the "**Articles**") in accordance with the draft "Conversion Deed of Amendment" provided to shareholders, after the Offer Closing;	☐	☐	☐
5.	To amend the Articles in accordance with the draft "Post-Delisting Deed of Amendment" provided to shareholders, after the Offer Closing;	☐	☐	☐
6.	To adopt the Company's Dutch statutory annual accounts for the year ended December 31, 2016;	☐	☐	☐
7.	To discharge the Company's directors from liability in respect of the exercise of their duties during the year ended December 31, 2016;	☐	☐	☐
8.	To discharge the Company's directors from liability in respect of the exercise of their duties through the date of the 2017 Annual General Meeting, effective as of the Purchaser's acceptance of shares tendered in the Offer;	☐	☐	☐

For address changes and/or comments, please check this box and write them on the back where indicated. ☐

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

		For	Against	Abstain
9.	To re-elect the following persons as non-executive directors:			
9a.	Tomaso A. Poggio	☐	☐	☐
9b.	Eli Barkat	☐	☐	☐
9c.	Judith Richter;	☐	☐	☐
10.	To elect the following persons as directors, effective as of the Offer Closing:			
10a.	Tiffany D. Silva (executive director)	☐	☐	☐
10b.	David J. Miles (executive director)	☐	☐	☐
10c.	Nicholas J. Hudson (non-executive director)	☐	☐	☐
10d.	Mark L. Legaspi (non-executive director)	☐	☐	☐
10e.	Gary Kershaw (non-executive director);	☐	☐	☐
11.	To approve the compensation of the Company's independent non-executive directors after the closing of the pending tender offer by the Purchaser;	☐	☐	☐
12.	To grant authority to the Board of Directors to repurchase up to 10% of the Company's issued share capital until December 13, 2018; and	☐	☐	☐
13.	To appoint PricewaterhouseCoopers Accountants N.V. to audit the Company's Dutch statutory accounts for the year ending December 31, 2017.	☐	☐	☐

Signature [PLEASE SIGN WITHIN THE BOX] Date

Signature (Joint Owners) Date

V.1.1

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Shareholders Circular and the Company's draft 2016 IFRS statutory accounts are available at www.proxyvote.com. E29964-P93737 MOBILEYE N.V. (THE "COMPANY") Proxy For 2017 Annual General Meeting of Shareholders (Must be received prior to 11:59 A.M. United States Eastern Time on June 12, 2017) The undersigned registered holder of ordinary shares, nominal value EUR 0.01 per share, of the Company (“Ordinary Shares”), hereby appoints each of Ziv Aviram, Amnon Shashua and Ofer Maharshak, and each of them acting singly, as proxies of the undersigned, each with full power of substitution, to attend and address the 2017 Annual General Meeting of Shareholders of the Company to be held in Amsterdam, The Netherlands on June 13, 2017 and, in general, to exercise all rights the undersigned could exercise in respect of such Ordinary Shares if personally present thereat in their discretion upon all matters which may properly come before such meeting and every adjournment thereof, and instructs such proxy to endeavour, in so far as practicable, to vote or cause to be voted on a poll (if a poll shall be taken) the Ordinary Shares of the Company registered in the name of the undersigned on the books of the Company with the Transfer Agent and Registrar of the Company as of the close of business (United States Eastern time) on May 16, 2017 at such meeting in respect of the resolutions specified on the reverse side hereof. This proxy is governed by Dutch law. Please direct your proxy how he is to vote by placing an “x” in the appropriate box opposite the resolutions, which have all been proposed by the Company, specified on the reverse side hereof. This proxy, when properly executed and timely received, will be voted in the manner directed herein. If and to the extent that no instructions are given on this Proxy Card as to how to vote on any proposal, then the Ordinary Shares represented by this Proxy Card will be voted FOR all of the items listed on the Proxy Card as to which no choice has been indicated on the Proxy Card. The Proxy Card must be signed by the person in whose name the relevant Ordinary Shares are registered on the books of the Transfer Agent and Registrar. In the case of a corporation or partnership, the Proxy Card must be executed by a duly authorized officer or attorney. When shares are held jointly, each holder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Complete, Sign, Date and Promptly Return This Proxy Card to the Address Below Using the Enclosed Envelope. MOBILEYE N.V. c/o Vote Processing Broadridge 51 Mercedes Way Edgewood, New York 11717 U.S.A. (If you noted any Address Changes/Comments above, please mark corresponding box on the reverse side.)